


03050517

May 13, 2003


RECEIVED
MAY 14 2003
183

SUPPL

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
U.S.A. 20549

Afri-Can
Marine
Minerals
Corporation

4444 St-Catherine Street W.
Suite 201
Westmount, Quebec
Canada
H3Z 1R2

Tel.: (514) 846-2133
Fax: (514) 846-1435
E-mail:
info@afri-canmarine.com
Web site:
www.afri-canmarine.com

Attention: **Division of Corporate Finance:**
Office of International Corporate Finance

Reference: **Afri-Can Marine Minerals Corp. SEC Rule 12g3-2(b) Exemption**
File 82-3329
(please note that the name of the company (formerly Nora Exploration Inc.) has changed on March 10, 2000)

Sir/Madam,

We trust the enclosed documentation is satisfactory in meeting our company's current reporting requirements. Please find enclosed a copy of:

- our Second Quarter Consolidated Balance Sheets (unaudited);
- our Annual Information Form 2002;
- several press releases.

Kindly direct any comments or questions to the undersigned.

Sincerely,

D. Marchtall

for: John Stella,
Investor Relations

JS:dm
encls.

dlw 5/20

SEC RULE 12g3-2(b) Exemption
File 82-3329


RECEIVED
MAY 14 2003
WASH., D.C.

Afri-Can Marine Minerals Corporation



Unaudited Consolidated Financial Statements - Second Quarter

As at February 28, 2003

CORPORATE PROFILE

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating mainly off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The Company is one of the largest concession holders in the area with interests in 28 exploration licenses, covering 26,500 square kilometers. The concessions are located in shallow water, north of Luderitz and in deep water near the mouth of the Orange River. The aim of the corporation is to develop and exploit a world-class diamond resource.

The mv Lady S and its onboard equipment







Report to Shareholders

During the period, Afri-Can completed the second sampling program on the Block J concession. Notwithstanding the challenges of this program due to the technical problems encountered by the contractor, the presence of a significant quantity diamonds and the potential of the concession were confirmed.

Afri-Can's technical team led by Mr. R. W. Foster and Mr. K. Lord have been able to draw the following conclusions from the exploration work done to date on the Block J concession:

- The diamondiferous nature of Feature #8, indicated by the phase 1 sampling, has been confirmed and the extent of the mineralization has been well defined within the area sampled.
- The grade in the defined mineralized area is estimated to be 7.2 carats per 100 m^3 of screened gravel (1.6 mm screen). This implies that, at this stage, the project is within the realm of potential viability. Further sampling work is therefore justified.
- Analysis of phase 1 and 2 samples confirms that the largest stones were found in the deeper samples suggesting the presence of two separate populations of diamonds. The most likely reason for this is the presence of two separate diamondiferous zones, the lower of which contains larger stones, but lies beneath the indurated horizons that was infrequently sampled by the airlift due to the difficulties encountered by the contractor.
- New geological evidence gained during the voyage has led to improved understanding of the origin of the diamonds in Block J and the reasons for their distribution. It appears that there are three types of diamondiferous deposits – marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys.
- The potential of Block J to contain a significant quantity of diamonds has been enhanced by the 2002 sampling program.

The positive results not only re-confirmed the presence of diamonds but also indicated that diamond concentrations could be found along the entire length of the concession.

Based on these findings, Afri-Can's technical team recommended that further phase 2 sampling be undertaken in 2003 with the objective of quantifying the resource potential of Block J as a whole. This program should last approximately between four and six months and is budgeted at a maximum of US $3 million. The program is scheduled to commence as soon as appropriate financing has been secured. For more details on the sampling results and future exploration work please consult our web site at: www.afri-can.com.

Our successful exploration discoveries clearly support the continued implementation of our Business Plan, originally created in early 2000 and updated in 2003. Today, Afri-Can is viewed as one of the most active participants in the Namibian marine diamond exploration sector and based on the results of the past year we look forward to a rewarding future.

In this regard, we are especially appreciative of the valuable contributions and assistance of our Namibian partners and government authorities.

Most importantly, we would like to extend our gratitude to our loyal shareholders for their ongoing support. With them, we look forward to exciting and rewarding years ahead, as we strive to achieve our prime objective — *"The development and exploitation of a world-class diamond resource."*

MANAGEMENT'S DISCUSSION AND ANALYSIS

The accompanying consolidated financial statements of Afri-Can Marine Minerals Corp. and all information in this quarterly report are the responsibility of management. The consolidated financial statements were prepared in accordance with generally accepted Canadian accounting principles and, where appropriate, include management's best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the consolidated financial statements.

Management maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are non-executive directors.

This discussion and analysis of the Corporation should be read in conjunction with the accompanying consolidated financial statements and related notes. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Description of operations

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to find and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine concessions covering 26,500 square kilometers and making Afri-Can's combined interest the largest concession area off the coast of Namibia.

Results of operations

For the fiscal period ended February 28, 2003, the Corporation invested $837,399 in exploration expenses to increase its understanding of the geology of its concessions and $67,525 to increase its interest in its portfolio of marine concessions (all these amounts include the amortization and capitalization of the ORMME transaction cost).

Furthermore, during the period, the Corporation's operational loss stood at $541,651 or $0.01 per share compared to a loss of $439,336 ($0.01 per share) for the same period last year. The $102,315 (or 23%) increase in operational loss results from an increase of

$32,368 (or 8%) in general and administrative expenses and in an increase of $69,947 (or 159%) in other costs.

General and administrative expenses

While the Corporation encountered an increase of $32,368 in its general and administrative expenses during the period, this increase was below budget, even as the Corporation saw its Namibian operations and exploration programs expand during the period.

Furthermore, the increases in salaries and fringe benefits, public relations, office expenses and interest and bank charges were offset by the decreases in information to shareholders and registration fees and travel expenses. As a result, all of the increase in general and administrative expenses for the period are attributed to an increase of $38,675 in professional fees that is in direct relation to the increase demand relating to corporate governance issues, regulatory costs and audit fees.

Others

The $69,947 increase in other costs can be explained by a foreign exchange loss of $120,404 for the period versus a foreign exchange loss of $56,829 for the same period last year.

The Corporation's foreign exchange losses result from the fact that some monetary assets and liabilities of the Corporation are denominated in rand. These assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the date of the transaction, and then re-evaluated at the end of each period to take into consideration the fluctuation of the rand. This creates from time to time a foreign exchange accounting loss that does not result from a cash disbursement and is similar to a depreciation cost, and this is the case presently.

The size of the present foreign exchange loss is the result of the Corporation's obligation to withhold payment of a 3 million rand charge of a contractor, and this until certain quality control issues pertaining to the work accomplished by the contractor have been resolved to the satisfaction of the Board of Directors. As a result, and until this issue is resolved, the Corporation's current liabilities of its balance sheet contains a 3 million rand account payable, resulting in the creation of a foreign exchange accounting loss that does not result from a cash disbursement.

Mining properties

In accordance with its stated goals and objectives, the Corporation invested $67,525 ($119,575 before the ORMME charge) to increase its interest in its portfolio of marine concessions in Namibia during the period.

As a matter of policy, Afri-Can is amortizing the value of the ORMME transaction, resulting in an amortization charge of $52,050 against mining properties in this period.

Exploration and development programs

Afri-Can invested $837,399 ($785,349 before the ORMME charge) during the period in exploration, development and maintenance expenses to increase its understanding of the geology of its marine concessions in Namibia. The major work accomplished during the period was the completion of a sampling program on the Block J license area.

As a matter of policy, Afri-Can is capitalizing the value of the ORMME transaction, resulting in a $52,050 increase in the funds attributed to the exploration and development of our concessions.

Working capital

As of February 28, 2003, the Corporation had $9,896 in its treasury and a working capital deficit of $989,627, compared to $780,867 in its treasury and a working capital surplus of $365,680 on August 31, 2002.

The working capital deficit has been accounted as follows: $552,204 ($431,800 as of August 31, 2002) equals the 3 million Rand account payable (as above-mentioned in other costs), $130,823 ($110,576 as of August 31, 2002) of accounts payables, $55,700 (26,901 as of August 31, 2002) in accrued expenses and $250,900 in promissory notes.

The $250,900 in promissory notes represents a non-interest bridge financing the Corporation secured until the closing of the private placement announced on March 14, 2003, in order to maintain its operations.

The Corporation's short-term cash position will improve after the closing of the $550,000 private placement announced on March 14, 2003.

Others

The $87,739 increase in due to directors represents management's latest financial participation in the on-going development of the Corporation.

Share capital

Afri-Can's common shares did not increase during the period as no financing activities took place. As of February 28, 2003 Afri-Can had 70,015,975 shares issued and outstanding (valued at $27,869,272), 4,899,541 warrants outstanding and 4,195,000 options outstanding for a fully diluted share position of 79,110,516.

Commitments

As per the terms of the ORMME agreement, Afri-Can is committed to invest not less than 5% of its exploration expenditures toward employment and training programs. To date, the Corporation has met this commitment through its employment and training of local employees in Namibia. The funds earmarked for training have been greater than the minimum 5% or $22,500. These amounts were not segregated in the financial statements but were incorporated in our normal business expenses.

Risk factors

All of the mining properties in which the Corporation has joint venture agreements are only in the exploration stage and are without a known mineral commercial ore body. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not generating an adequate return on invested capital.

Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and development activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Outlook

The Corporation intends to pursue the exploration and development of its properties subject to the availability of financing on terms acceptable to the Corporation in obtaining satisfactory exploration and feasibility results. The Corporation intends to finance these activities either through its existing financial resources or through additional equity or quasi-equity financing. Based on the Corporation's past financing successes during difficult market periods, management believes that it will be able to finance its expenditures through equity financing, but there can be no assurance that the Corporation will be able to raise additional equity.

Montreal, April 17, 2003

(s) Pierre Léveillé

Pierre Léveillé
President and CEO

(s) Bernard J. Tourillon

Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Financial Statements

For the second quarter ended February 28, 2003

April 17, 2003

Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Balance Sheet

	As at Feb. 28, 2003	As at Aug. 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 9,896	$ 780,867
Short-term investments	-	46,859
Accounts receivable	77,452	73,107
Prepaid expenses	8,023	34,124
	95,371	934,957
Fixed assets (note 2)	37,887	40,976
Mining properties (note 3)	6,955,374	6,887,849
Deferred exploration and development expenses (note 4)	5,980,436	5,143,037
	$ 13,069,068	$ 13,006,819
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 834,098	$ 569,277
Promissory notes	250,900	-
	1,084,998	569,277
Due to directors	147,736	59,997
Shareholders' equity:		
Share capital (note 5)	27,869,272	27,869,272
Contributed surplus (note 5)	124,545	124,545
Deficit	(16,157,483)	(15,615,832)
Commitments (note 10)		
Subsequent events (note 11)		
	$ 13,069,068	$ 13,006,819

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Marcel Drapeau Director

(s) Bernard J. Tourillon Director

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Deferred Expenses

	Quarter Ending February 28		Six-Month Ending February 28	
	2003	**2002**	**2003**	**2002**
Exploration expenses:				
Project management and consulting fees	$ 96,150	$ 138,062	$ 226,350	$ 234,433
Geological exploration fees	-	712,070	476,517	851,417
Traveling	30,518	3,651	47,042	11,947
Administrative	16,708	12,128	35,440	64,638
Amortization of the mining properties	52,050	-	52,050	-
Increase in deferred expenses	195,426	865,911	837,399	1,162,435
Balance, beginning of period	5,785,010	3,885,790	5,143,037	3,589,266
Balance, end of period	$ 5,980,436	$ 4,751,701	$ 5,980,436	$ 4,751,701

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Operations and Deficit

	Quarter Ending February 28		Six-Month Ending February 28	
	2003	**2002**	**2003**	**2002**
General and administrative expenses:				
Professional fees	$ 70,937	$ 44,487	$ 128,532	$ 89,857
Public relations	34,897	11,585	68,425	54,109
Traveling	14,040	31,888	36,315	63,562
Salaries and benefits	27,959	26,011	49,839	41,121
Office	41,784	21,874	58,116	47,384
Investor Relations and Registration fees	68,530	77,134	73,673	87,195
Interest and bank charges	3,980	3,053	8,548	6,563
Depreciation of fixed assets	2,172	2,879	4,343	5,632
	264,299	218,911	427,791	395,423
Others:				
Foreign exchange loss	46,932	666	120,404	56,829
Interest income	(563)	(3,364)	(4,900)	(12,916)
Miscellaneous	-	-	(1,644)	-
	46,369	(2,698)	113,860	43,913
Net loss	310,668	216,213	541,651	439,336
Deficit, beginning of period	15,846,815	14,858,638	15,615,832	14,635,515
Deficit, end of period	$ 16,157,483	$ 15,074,851	$ 16,157,483	$ 15,074,851
Net loss per share	$ (0.003)	$ (0.004)	$ (0.008)	$ (0.007)
Net loss per diluted share	$ (0.003)	$ (0.003)	$ (0.008)	$ (0.006)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

Unaudited Consolidated Statement of Cash Flows

	Quarter Ending February 28		Six-Month Ending February 28	
	2003	**2002**	**2003**	**2002**
Cash flows from operating activities:				
Net loss	$ (310,668)	$ (216,213)	$ (541,651)	$ (439,336)
Adjustments to:				
Depreciation of fixed assets	2,172	2,879	4,343	5,632
Unrealized interest revenues	1,086	-	-	-
Unrealized exchange loss	47,302	-	109,647	-
	(260,108)	(213,334)	(427,661)	(433,704)
Net change in non-cash operating working capital items				
Accounts receivable	1,869	21,145	(4,345)	(12,287)
Prepaid expenses	30,734	3,671	26,101	7,463
Accounts receivable and accrued liabilities	(121,044)	(6,138)	98,666	(8,560)
	(68,441)	18,678	119,922	(13,384)
	(328,549)	(194,656)	(307,739)	(447,088)
Cash flows from financing activities:				
Increase (decrease) of amount due to directors	35,720	(53,395)	29,151	(41,785)
Promissory notes	250,900	-	250,900	-
Share issuance expenses	-	(80,825)	-	(84,412)
Share capital issuance	-	927,648	-	958,798
	286,620	793,428	280,051	832,601
Cash flows from investing activities:				
Disposition of short-term investments	13,950	8,002	46,859	119,626
Acquisition of fixed assets	(479)	(2,562)	(1,254)	(2,562)
Acquisition of mining properties	-	(119,107)	(119,575)	(120,070)
Deferred exploration and development expenses	(94,150)	(176,653)	(669,313)	(425,580)
	(80,679)	(290,320)	(743,283)	(428,586)
Net increase (decrease) in cash and cash equivalents	(122,608)	308,452	(770,971)	(43,073)
Cash and cash equivalents, beginning of period	132,504	128,752	780,867	480,277
Cash and cash equivalents, end of period	$ 9,896	$ 437,204	$ 9,896	$ 437,204

See accompanying notes to unaudited consolidated financial statements.

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry.

The Company holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

1. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Short-term investments:

Short-term investments are recorded at the lower of cost and market value.

(d) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the following method and annual rates:

Asset	Method	Rate
Furniture and office equipment	Declining balance	20%
Computer equipment	Declining balance	30%

(e) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

1. Significant accounting policies (continued):

(e) Mining properties and deferred exploration and development expenses (continued):

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent present or future values.

(f) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

(g) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

(h) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 5. No compensation expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

In November 2001, the Accounting Standards Board of Canadian Institute of Chartered Accountants ("CICA") issued new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments), which are effective for fiscal years beginning on or after January 1, 2002. This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock based payments made to non-employees must be systematically accounted for in the company's financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of

1. Significant accounting policies (continued):

(h) Stock-based compensation plan: (continued)

accounting for their stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The fair value of the stock options is evaluated on the grant date using the Black-Scholes model. The cost is recognized as an increase to the compensation expense and professional fees and to contributed surplus.

(i) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, related amounts of revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Fixed assets:

						February 2003
		Cost		Accumulated depreciation		Net book value
Furniture and office equipment	$	50,073	$	30,158	$	19,915
Computer equipment		53,831		35,859		17,972
	$	103,904	$	66,017	$	37,887

						August 2002
		Cost		Accumulated depreciation		Net book value
Furniture and office equipment	$	50,074	$	28,682	$	21,392
Computer equipment		52,577		32,993		19,584
	$	102,651	$	61,675	$	40,976

3. Mining properties:

		Balance as at Aug. 31, 2002	Addition	Amortization	Balance as at Feb. 28, 2003
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ -	$ -	$ 5,235,181
Namibia - Block B Quando (option)	(2)	163,245	-		163,245
Namibia - Block J Woduna (option)	(3)	776,632	119,575		896,207
Namibia - Block K Tsondab		1,637	-		1,637
Namibia - Block M Kuvelai (option)	(4)	20,044	-		20,044
Namibia - Block N Karas (option)	(5)	57,080	-		57,080
Ghana-Kade		1	-		1
Canada - East Leitch		1	-		1
Namibia - Other		9,028	-		9,028
Mining Properties expense	(6)	625,000	-	52,050	572,950
		$ 6,887,849	$ 119,575	$ 52,050	$ 6,955,374

(1) As at February 28, 2003, the Corporation has an interest of 60% (60% as at August 31, 2002) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% by making a payment of US$1,440,000.

(2) As at February 28, 2003, the Corporation has an interest of 30% (30% as at August 31, 2002) in the diamond concession known as Quando (Block B). Under an option agreement with Together Quando Mining Consortium (Pty) Ltd., the Corporation has the exclusive right to increase its interest to 80% against payments and exploration expenditures. According to this agreement, the Corporation can earn an additional 30% interest by carrying out resources-delineation and bulk sampling programs and by paying NA$270,000 (CDN$48,900) combined with the issuance of 200,000 shares to Together. Finally, Afri-Can shall earn an additional 20% undivided interest by paying, no later than 90 days following the completion of a bulk sampling program, NA$170,000 (CDN$30,800) combined with the issuance of 100,000 shares to Together.

(3) As at February 28, 2003, the Corporation has an interest of 70% (60% as at August 31, 2002) in the diamond concession known as Woduna (Block J).

(4) As per a joint venture agreement with Kuvelai Delta Mining Company (Pty) Ltd., the Corporation has the exclusive right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. The Corporation will earn a 30% undivided interest by paying NA$250,000 (CDN$45,300) and by carrying out a geophysical survey for a maximum amount of NA$800,000 (CDN$144,900). The Corporation shall also earn an additional 25% undivided interest by paying NA$625,000

3. **Mining properties (continued):**

(CDN $113,200) to Kuvelai no later than one year following the approval of the agreement by the authorities.

(5) As at February 28, 2003, the Corporation has an interest of 30% (30% as at August 31, 2002) in the diamond concession known as Karas (Block N). As per the joint venture agreement with Karas Minerals Holding (Pty) Ltd., the Corporation has the exclusive right to acquire up to 55% in interest. Furthermore, Afri-Can could earn an additional 25% undivided interest by paying NA$600,000 (CDN $108,700) to Karas no later than one year following the approval of the agreement by the authorities.

(6) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the minister of Mines and Energy of Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

4. **Deferred exploration and development expenses:**

	Balance as at Aug. 31, 2002	Addition	Write-off	Balance as at Feb. 28, 2003
Namibia - Namibian Gemstone	$ 2,619,794	$ 61,099	$ -	$ 2,680,893
Namibia - Block B Quando (option)	488,386	9,117	-	497,503
Namibia - Block J Woduna (option)	1,858,534	750,658	-	2,609,192
Namibia - Block K Tsondab (option)(1)	48,185	7,916	-	56,101
Namibia - Block M Kuvelai (option)	26,821	5,052	-	31,873
Namibia - Block N Karas (option)	101,317	3,557	-	104,874
	$ 5,143,037	$ 837,399	$ -	$ 5,980,436

4. Deferred exploration and development expenses (continued):

(1) As per a joint venture agreement with Tsondab Gem Exploration (Pty) Ltd., the Corporation has the exclusive right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$165,600). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$165,600) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$82,800) for each one no later than 18 to 36 months following the approval of the agreement by the authorities.

5. Share capital:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the period/year, the Corporation issued common shares as follows:

	As at February 28, 2003		As at August 31, 2002	
	Quantity	Amount	Quantity	Amount
Balance, beginning of year	70,015,975	27,869,272	55,422,992	$ 23,941,861
Paid in cash	-	-	9,799,083	2,732,435
Exercise of warrants	-	-	775,545	308,118
Exercise of share purchase options	-	-	50,000	10,500
Acquisition of mining properties	-	-	3,162,640	780,660
Conversion of a promissory note	-	-	805,715	282,000
Share issuance expenses	-	-	-	(186,302)
	70,015,975	27,869,272	70,015,975	$ 27,869,272

5. Share capital (continued):

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to, the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,228,746 (4,228,746 as at August 31, 2002) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors and may not be lower than the market price of the common shares at the time of grant.

A summary of changes in the Corporation's common share purchase options is presented below:

	February 28, 2003		August 31, 2002	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	4,195,000	$ 0.36	4,268,746	$ 0.40
Granted	-	-	545,000	0.35
Expired	-	-	(418,746)	0.78
Cancelled	-	-	(150,000)	0.21
Exercised	-	-	(50,000)	0.21
	4,195,000	$ 0.36	4,195,000	$ 0.36

Options exercisable as at February 28, 2003:

Number		Exercise price	Expiry date
375,000	$	0.23 to 0.85	0.1 year
200,000		0.85	0.2
70,000		0.23	1.1
1,205,000		0.33 to 0.36	0.8
500,000		0.25	2.0
1,180,000		0.36	2.2
120,000		0.25 to 0.35	2.9
545,000		0.35	4.1
4,195,000			

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	February 28, 2003		August 31, 2002	
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Balance, beginning of year	10,121,686	$ 0.34	13,683,145	$ 0.32
Issued	-	-	4,899,541	0.38
Exercised	-	-	(775,545)	0.30
Expired	(5,222,145)	0.31	(7,685,455)	0.33
Balance end of period	4,899,541	$ 0.38	10,121,686	$ 0.34

Warrants exercisable as at February 28, 2003:

Number	Exercise price	Expiry date
1,592,250	0.33	July 2003
390,625	0.42	September 2003
2,916,666	0.40	January 2004
4,899,541		

During the 2000 fiscal year, the Corporation had sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

6. Statement of cash flows:

	2003	2002
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$ 4,290	$ 4,287
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	59,028	-
Acquisition of mining properties through issuance of shares	-	155,660
Deferred expenses financed through accounts payable	57,008	736,855
Issuance of shares following conversion of promissory note	-	282,000
Amortization of the mining properties	52,050	-

7. Financial instruments:

Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the short-term maturity of those instruments.

8. Environment:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. The environmental consequences are hardly identifiable as to the outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of its management, the Corporation is in conformity with the laws and regulations. Restoration costs will be accrued in the financial statements only when they can be reasonably estimated and then, will be charged to operations.

9. Related party transactions:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2003	2002
Professional fees	$ 49 685	$ 53 450

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing, with no specific terms of repayment.

10. Commitments:

Following the agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), the Corporation is committed to invest not less than 5% of its exploration expenditures toward employment and training programs in various sectors of the economy related to its mining venture. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian Marine diamond EPLs.

11. Subsequent events:

On March 14, 2003, Afri-Can concluded private placement agreements totalling $550,000. The private placement comprises units priced at $0.25 per share. Each unit consists of one share and one-half warrant. Each full warrant will entitle the bearer to acquire an additional share at $0.30 over a period of 36 months.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Chris I. von Christierson †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau
Director, Corporate Secretary

Kim Lord
Exploration and Project Manager

R.W. (Dick) Foster
Resource Development Manager

Anthony H. Bloom *
Director

Kim Hatfield †
Director

Michael Nicolai *
Director

Hugh R. Snyder *†
Director

SENIOR TECHNICAL CONSULTANTS

Donald G. Sutherland
Placer Analysis Limited

Richard H.T. Garnett
Valrik Enterprises Limited

Charles Wyndham
WWW International Diamond Consultants Ltd.

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee



Head Office
15 Toronto Street, Suite 600
Toronto, Ontario, Canada M5C 2R1
Toll Free: 1-888-666-3431
E-mail: info@afri-canmarine.com
Web Site: www.afri-canmarine.com

Corporate Office — Canada
201-4444 St-Catherine Street West
Westmount, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-951
E-mail: noragem@iafrica.com.na

Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG Namibia
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Trading Symbol: AFA
Exchange: TSX Venture
Shares Oustanding: 70,015,975
Fully Diluted: 84,332,662
SEC 12g3-2(b) exemption: file number 82-3329



March 14, 2003, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 70,015,975

AFRI-CAN MARINE MINERALS CORPORATION TO PROCEED WITH PRIVATE PLACEMENT AGREEMENTS

Afri-Can Marine Minerals Corporation ("Afri-Can"), announces that the corporation will proceed with private placement agreements totaling $550,000, which has already been committed.

The private placement will comprise a maximum of 2,200,000 units priced at $ 0.25 per unit. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.30 on or prior to 3 years from the date of closing. The placement is subject to regulatory approval.

Proceeds from the private placement will be used to further the development of the corporation.

Afri-Can Marine Minerals Corp. is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

SEC RULE 12g3-2(b) Exemption
File 82-3329



April 29, 2003, Westmount, Quebec
Press release – for immediate distribution

Symbol: AFA (TSX VENTURE)
Shares outstanding: 72,215,975

AFRI-CAN MARINE MINERALS CLOSES A PRIVATE PLACEMENT TOTALING $550,000

Mr. Pierre Léveillé, President of Afri-Can Marine Minerals Corporation, is pleased to announce that it has closed private placement agreements totaling $550,000.

The private placement comprises 2,200,000 units priced at $0.25 per unit. Each unit consists of one share and one-half warrant. Each full warrant will entitle the holder to acquire an additional share at $0.30 over a period of 3 years. Securities issued in the placement are subject to exchange hold periods expiring August 3, 2003 and August 16, 2003.

Proceeds from the private placement will be used to further the development of the Corporation.

Afri-Can Marine Minerals Corporation is a Canadian-based exploration company, actively involved in the acquisition, exploration and development of major diamond properties. The Corporation's large and prospective license holdings together with its growth strategy place it among the important participants in the marine diamond business.

FOR MORE INFORMATION CONTACT:

Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Public Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-canmarine.com
WEB SITE: www.afri-canmarine.com